invensys

082-02142

RECEIVED
2006 AUG 30 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06016424

9 August 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 19 notifications released to the London Stock Exchange concerning

(a) Notification of Major Interests in Shares
(b) Notification of Major Interests in Shares
(c) Notification of Major Interests in Shares
(d) Result of High Yield Redemption
(e) Annual Information update – 12 months up to and including 21 July 2006
(f) Director Declaration
(g) Documents Lodged with the UK Listing Authority
(h) Proposed consolidation of ordinary shares
(i) Notification of Major Interests in Shares
(j) Credit Facilities Syndication
(k) Notification of Major Interests in Shares
(l) Notification of Major Interests in Shares
(m) Completion of Sale of Invensys Building Systems
(n) Tender Offer
(o) Issue of 5 ordinary shares
(p) 2006/07 First Quarter Results for the Three Months ended 30 June 2006
(q) Results of 2006 Annual General Meeting ("AGM")
(r) Blocklisting Return
(s) Additional Listing

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

Yours faithfully,

Rachel Spencer
Deputy Secretary

dw 8/30

Copy to: Mr. T. Peterson
Mr. S. Wright

 SEC NO 82 – 2142

**REG-Invensys PLC Holding(s) in Company
13/07/2006**

RNS Number:1496G
Invensys PLC
13 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 360 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

10 July 2006

11) Date company informed

13 July 2006

12) Total holding following this notification

1,170,530,972

13) Total percentage holding of issued class following this notification

14.70%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 13 July 2006

Regulatory News

SEC NO 82 – 2142

**REG-Invensys PLC Holding(s) in Company
14/07/2006**

RNS Number:2466G
Invensys PLC
14 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	939,626
Chase Nominees Limited	14,543,730
Midland Bank plc	798,000
Cede & Co	31,310
Nortrust Nominees	3,849,755

Capital International Limited:

State Street Nominees Limited	2,240,716
Bank of New York Nominees	79,242,641
Northern Trust	29,035,939
Chase Nominees Limited	42,392,079
Midland Bank plc	3,958,831

Bankers Trust	868,280
Citibank London	1,199,151
Morgan Guaranty	2,704,291
Nortrust Nominees	52,607,469
MSS Nominees Limited	404,320
State Street Bank & Trust Co	20,243,653
Lloyds Bank	259,000
Citibank	1,403,637
Citibank NA Toronto	578,900
HSBC Bank plc	8,283,921
Mellon Bank N.A.	1,732,360
Northern Trust AVFC	12,839,088
KAS UK	782,460
Mellon Nominees (UK) Limited	1,440,075
Bank One London	1,699,470
JP Morgan Chase Bank	385,560
Fortis Bank	110,460
Nordea Bank	1,808,433
Bayerische Hypo Und Vereinsbank AG	385,000

Capital International S.A.:

State Street Nominees Limited	434,000
Chase Nominees Limited	1,600,235
Midland Bank plc	664,580
Pictec & Cie, Geneva	986,265
Nortrust Nominees	273,140
Morgan Stanley	317,660
Lloyds Bank	488,705
Citibank NA Toronto	254,345
HSBC Bank plc	3,292,800
JP Morgan Chase Bank	410,760
Lombard Odier Et Cie, Geneva	2,758,560
Metzler Seel Sohn & Co.	336,000

Capital International, Inc.:

State Street Nominees Ltd	1,167,880
Bank of New York Nominees	4,338,693
Chase Nominees Limited	16,700,674
State Street Bank & Trust Co.	4,434,500
Citibank NA Toronto	1,806,293
HSBC Bank plc	457,940

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

11 July 2006

11) Date company informed

13 July 2006

12) Total holding following this notification

327,491,185

13) Total percentage holding of issued class following this notification

4.113% (3.348% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 14 July 2006

SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company
14/07/2006

RNS Number:2435G
Invensys PLC
14 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 640 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

12 July 2006

11) Date company informed

14 July 2006

12) Total holding following this notification

1,220,631,465

13) Total percentage holding of issued class following this notification

15.33%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 14 July 2006

REG-Invensys PLC High Yield Redemption
18/07/2006

RNS Number:3332G
Invensys PLC
18 July 2006

Invensys plc

Result of High Yield Redemption

Invensys plc announces the successful redemption yesterday of 35% (£243 million based upon 31 March 2006 exchange rates) of the aggregate principal amount of the Group's outstanding High Yield Bonds at par plus an early redemption payment equal to one year's interest (9.875%) as part of the 2006 Refinancing announced on 25 May 2006.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise.

For further information please contact:

Invensys plc
Steve Devany +44 (0) 20 7821 3758

Maitland
Emma Burdett / Michelle Jeffery +44 (0) 20 7379 5151

Regulatory News SEC NO 82 – 2142

REG-Invensys PLC Annual Information Update 21/07/2006

RNS Number:5870G
Invensys PLC
21 July 2006

INVENSYS PLC

ANNUAL INFORMATION UPDATE - 12 MONTHS UP TO AND INCLUDING 21 July 2006

In accordance with Prospectus Rule 5.2, Invensys plc sets out below a summary of the information that has been published or made available to the public over the previous twelve months in accordance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to in this Annual Information Update was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1. Announcements made via a Regulatory Information Service

Date	Brief Description of Announcement
21/07/2006	Director Declaration
18/07/2006	High Yield Redemption
14/07/2006	Holding(s) in Company
14/07/2006	Holding(s) in Company
13/07/2006	Holding(s) in Company
12/07/2006	Holding(s) in Company
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding

10/07/2006	Director/PDMR Shareholding
10/07/2006	Rights Issue Rump
10/07/2006	Result of Rights Issue
07/07/2006	Holding(s) in Company
29/06/2006	Director/PDMR Shareholding
15/06/2006	Doc re: Notice of Redemption
15/06/2006	Doc re. Notice of Redemption
15/06/2006	Additional Listing
14/06/2006	Result of EGM
12/06/2006	Director/PDMR Shareholding
05/06/2006	Director Declaration
01/06/2006	Director/PDMR Shareholding
30/05/2006	Holding(s) in Company
30/05/2006	Documents posted
26/05/2006	Documents lodged
25/05/2006	Rights Issue - Replacement
25/05/2006	Rights Issue - Replacement
25/05/2006	Rights Issue
25/05/2006	Preliminary & Q4 Results - Part 1
25/05/2006	Preliminary & Q4 Results - Part 2
25/05/2006	Preliminary & Q4 Results - Part 3
24/05/2006	Disposal - Replacement
24/05/2006	Disposal
24/05/2006	Holding(s) in Company
22/05/2006	Holding(s) in Company
16/05/2006	Directorate Change
02/05/2006	Holding(s) in Company
25/04/2006	Blocklisting 6 Monthly Return
21/04/2006	Holding(s) in Company
21/04/2006	Directorate Change
12/04/2006	Holding(s) in Company
05/04/2006	Holding(s) in Company
29/03/2006	UK Pension Funding Agreement

17/03/2006	Holding(s) in Company
10/03/2006	Holding(s) in Company
28/02/2006	Holding(s) in Company
27/02/2006	Holding(s) in Company
23/02/2006	3rd Quarter Results - Part 1
23/02/2006	3rd Quarter Results - Part 2
15/02/2006	Holding(s) in Company
08/02/2006	Holding(s) in Company
03/02/2006	Holding(s) in Company
02/02/2006	Directorate Change
30/01/2006	Holding(s) in Company
24/01/2006	Holding(s) in Company
16/01/2006	Holding(s) in Company
16/12/2005	Holding(s) in Company
07/12/2005	Holding(s) in Company
11/11/2005	Holding(s) in Company
11/11/2005	Holding(s) in Company
10/11/2005	Holding(s) in Company
10/11/2005	Holding(s) in Company
10/11/2005	Q2 & Interim Results - Part 1
10/11/2005	Q2 & Interim Results - Part 2
10/11/2005	Q2 & Interim Results - Part 3
09/11/2005	Holding(s) in Company
08/11/2005	Holding(s) in Company
07/11/2005	Holding(s) in Company
03/10/2005	Completion of Disposal
21/09/2005	Holding(s) in Company
21/09/2005	Blocklisting 6 Monthly Return
19/09/2005	Controls President Appointed
25/08/2005	1st Quarter Results - Part 1
25/08/2005	1st Quarter Results - Part 2
25/08/2005	1st Quarter Results - Part 3
29/07/2005	Completion of Disposal
22/07/2005	Director/PDMR Shareholding

21/07/2005	Result of AGM
19/07/2005	Disposal and Trading Update
15/06/2005	Annual Report and Accounts
09/06/2005	Director Shareholding
08/06/2005	Disposal
19/05/2005	IFRS
19/05/2005	Preliminary Results
19/05/2005	CEO Appointment
29/04/2005	Holding(s) in Company

Copies of all announcements can be downloaded from the Invensys plc website www.invensys.com or obtained from the Regulatory News Service of the London Stock Exchange.

2. Documents filed at Companies House

Date	Brief Description of Filing
27/06/2006	Special resolution for authority to allot shares
27/06/2006	288b Director resigned
19/06/2006	288a Director appointed
19/06/2006	Return on allotments 88(2)
15/06/2006	288c Director's particulars changed
25/05/2006	Return on allotments 88(2)
17/05/2006	Return on allotments 88(2)
05/04/2006	Return on allotments 88(2)
13/03/2006	Return on allotments 88(2)
13/03/2006	Return on allotments 88(2)
07/03/2006	Return on allotments 88(2)
05/02/2006	Return on allotments 88(2)
26/01/2006	Return on allotments 88(2)
09/01/2006	288a Secretary appointed
09/01/2006	288b Secretary resigned
10/01/2006	Change of Registered Office

21/12/2005	Return on allotments 88(2)
21/12/2005	Return on allotments 88(2)
31/10/2005	288c Director's particulars changed
01/11/2005	363a Return made up to 22/09/05
14/10/2005	288c Director's particulars changed
27/09/2005	Group of Companies' accounts made up to 31/03/05
03/08/2005	288b Director resigned
02/08/2005	Special resolutions for disapplication of pre-emption rights and authority to allot shares
06/05/2005	Return on allotments 88(2)

All of the documents listed above were filed with the Registrar of Companies and copies can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or if you are a registered user, through Companies House direct at www.direct.companieshouse.gov.uk.

3. Documents filed with Financial Services Authority Document Viewing Facility

Date	Brief Description of Documents
21/07/2006	Notice of AGM 2006, Proxy Form, 2006 Summary Financial Statement
15/06/2006	Notice of Redemption of High Yield Bonds
14/06/2006	Resolution passed at EGM on 14 June 2006
26/05/2006	Prospectus and circular in relation to Rights Issue; 2006 Report and Accounts
10/11/2005	Interim results
21/07/2005	Resolutions passed as Special Business at AGM 2005
15/06/2005	Notice of AGM 2005, Proxy Form, 2005 Report and Accounts and Summary Financial Statement

All of the documents listed above were filed with the Financial Services Authority Document Viewing Facility and can be viewed at the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Further enquiries:

Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 21 July 2006

SEC NO 82 – 2142 RECEIVED
2006 AUG 30 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Invensys PLC Director Declaration
21/07/2006

RNS Number:5834G
Invensys PLC
21 July 2006

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment of Mr Steve Hare as a director of Invensys plc on 21 July 2006 (as announced previously) Invensys plc confirms the following information required under Listing Rule 9.6.13 R of the Listing Rules:

1. in accordance with Listing Rule 9.6.13 R (1), Mr Hare was a director of Spectris PLC (until 21/07/06), Telent plc (until 14/11/2002) and M (2003) plc (formerly Marconi plc) (until 14/11/2002); and

2. there are no details to be disclosed in respect of Mr Hare under Listing Rule 9.6.13 R (2) to (6).

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 21 July 2006

REG-Invensys PLC Documents lodged 24/07/2006

RNS Number:6594G
Invensys PLC
24 July 2006

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the following documents have been lodged with the UK Listing Authority:

1. Invensys plc Summary financial statement 2006;
2. Invensys plc Chairman's explanatory letter and notice of annual general meeting 2006; and
3. Invensys plc form of proxy in relation to the annual general meeting 2006.

These documents will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 24 July 2006

 SEC NO 82 – 2142

REG-Invensys PLC Proposed share consolidation
25/07/2006

RNS Number:6805G
Invensys PLC
25 July 2006

Invensys plc - Proposed share consolidation

25 July 2006

Proposed consolidation of ordinary shares

Invensys plc posted its Notice of Annual General Meeting ("AGM") to shareholders on 22 June 2006. As part of the business of the meeting, it is proposed that Invensys plc's ordinary shares be consolidated on the basis of 1 new ordinary share of 10p each ("the New Shares") for every 10 existing ordinary shares of 1p each. Further information is set out in the Notice of AGM.

Subject to approval at the AGM, which will be held on Thursday 3 August 2006, the expected timetable for the consolidation is as follows:

Friday 4 August 2006
Last day of trading prior to consolidation. Record date for the consolidation.

Monday 7 August 2006
Dealings in the New Shares commence. CREST accounts credited with the New Shares.

Friday 18 August 2006
Despatch of share certificates, with fraction cheques as appropriate. CREST holders credited with cash entitlements in respect of fractional entitlements.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making announcement: Emma Sullivan, Assistant Secretary

REG-Invensys PLC Holding(s) in Company
26/07/2006

RNS Number:7471G
Invensys PLC
26 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 375 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

24 July 2006

11) Date company informed

26 July 2006

12) Total holding following this notification

1,169,645,914

13) Total percentage holding of issued class following this notification

14.69%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 26 July 2006

REG-Invensys PLC Credit Facilities Syndication
26/07/2006

RNS Number:7255G
Invensys PLC
26 July 2006

Invenys plc

Syndication of credit facilities

Invensys announces the successful syndication of its £700m New Senior Credit Facilities which are part of the 2006 Refinancing announced on 25 May 2006.

The syndication process resulted in an oversubscription on average of almost three times over the different tranches of the New Senior Credit Facilities. The Underwriters of the New Senior Credit Facilities, comprising Banc of America Securities Limited, Deutsche Bank AG, HSBC Bank plc, Lloyds TSB Bank plc, Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc, have accordingly agreed to a reduction in the margin on certain tranches of the New Senior Credit Facilities following this successful syndication.

The margin on the Term Loan and Bonding Tranches denominated in US Dollars is reduced by 0.25% to 2.00%. The margin on the Term Loan denominated in euro is reduced by 0.125% to 2.375%. The margin on the funded Bonding Tranches denominated in euro and sterling is reduced by 0.125% to 2.125%. This reduction in margin will result in annual savings of approximately £700,000.

The reduction in margin is expected to be effective from 3rd August 2006, by which time the syndication will have been fully executed.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise.

For further information please contact:

Invensys plc
Steve Devany +44 (0) 20 7821 3758

Maitland
Emma Burdett / Michelle Jeffery +44 (0) 20 7379 5151

REG-Invensys PLC Holding(s) in Company
27/07/2006

RNS Number:8420G
Invensys PLC
27 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

8,691,369

6) Percentage of issued class

0.11%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

27 July 2006

11) Date company informed

27 July 2006

12) Total holding following this notification

1,120,887,928

13) Total percentage holding of issued class following this notification

14.07%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 27 July 2006

REG-Invensys PLC Holding(s) in Company
27/07/2006

RNS Number:8406G
Invensys PLC
27 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material interest only

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired
5,767,881

6) Percentage of issued class
0.0724%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued class
N/A

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

26 July 2006

11) Date company informed

26 July 2006

12) Total holding following this notification

562,577,922

13) Total percentage holding of issued class following this notification

7.065%

14) Any additional information
This notification relates only to the material interest of Standard Life Group.
On 30 May 2006, Invensys plc was notified that Standard Life Group had, on 30 May 2006, material and non-material interests over 749,259,704 shares representing 13.174% of the issued share capital.

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 27 July 2006

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Completion of IBS Sale
28/07/2006

RNS Number:8947G
Invensys PLC
28 July 2006

Invensys plc

Completion of sale of Invensys Building Systems

Further to the announcement made on 24 May 2006, Invensys plc confirms that the sale of its Invensys Building Systems (formerly Advanced Building Systems) operations in the USA and Asia Pacific to Schneider Electric SA for a gross cash consideration of $296 million was completed today.

Contact:

Invensys plc Steve Devany	tel:	+44 (0) 20 7821 3758
Maitland Emma Burdett/Michelle Jeffery	tel:	+44 (0) 20 7379 5151

REG-Invensys PLC Tender Offer
31/07/2006

RNS Number:9470G
Invensys PLC
31 July 2006

Invensys plc

Invensys Announces the Acceptance and the Result of its Tender Offer For its U.S. Dollar 6.500% Notes Due 2010

Invensys plc (the "Company") announced today the acceptance and the result of its cash tender offer (the "Offer") for any and all of its outstanding $200,000,000 6.500% notes due 2010 (the "Notes"), which were issued by Siebe, plc, the former name of the Company.

As of the Expiration Date, 28 July 2006, $187,750,000 aggregate principal amount of the Notes had been validly tendered in connection with the Offer, representing approximately 93.88% of the outstanding Notes.

The Company has accepted for payment all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date. The Company expects to make payment on 2 August 2006 (the "Settlement Date").

Deutsche Bank AG, London Branch acted as exclusive dealer manager in connection with the Offer.

For more information please contact:

Invensys plc
Steve Devany
Tel: +44 20 7821 3758

Maitland:
Emma Burdett/Michelle Jeffery
Tel: +44 20 7379 5151

Further details on the Offer may be obtained from:

Dealer Manager:

Deutsche Bank AG, London Branch
Liability Management Group
Tel: +44 20 7545 8011
Email: liability.management@db.com

Tender Agents and Depository Agent:

DB Services Tennessee, Inc
Trust and Securities Services
Tel: +1 800 735 7777

Deutsche Bank Luxembourg S.A

Trust and Securities Services
Tel: +352 421 22 460

Information Agent:

Mellon Investor Services LLC
Toll-Free: +1 800 777 3674
Collect: +1 201 680 6579

OFFER RESTRICTIONS

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities in the United States or any other jurisdiction. The Offer to Purchase for Cash is not an invitation to participate in the Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this Announcement and the Offer to Purchase for Cash in certain jurisdictions may be restricted by law. Persons into whose possession this Announcement or the Offer to Purchase for Cash come are required by each of the Company, the Dealer Manager, the Tender Agents, the Depository Agent and the Information Agent to inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United Kingdom. In the United Kingdom, the promotion of the Offer is restricted by Section 21 of the Financial Services and Markets Act 2000 ("FSMA"). In the United Kingdom, this announcement, insofar as it constitutes an invitation or inducement to participate in the Offer, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or (b) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order or (c) other persons to whom it may be directed without contravention of Section 21 of the FSMA (all such persons together being referred to as "relevant persons"). In the United Kingdom, this announcement, insofar as it constitutes an invitation or inducement to participate in the Offer, must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy. Neither this announcement nor the Offer to Purchase for Cash nor any of the information contained herein or therein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Euro Notes or Dollar Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Offer to Purchase for Cash and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward the Offer to Purchase for Cash and any related documents in the Republic of Italy should read the Offer to Purchase for Cash before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in respect of the Offer. Accordingly neither the Euro Notes nor the Dollar Notes may be tendered or sold in the Republic of Italy and neither the Offer to Purchase for Cash nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium. In Belgium, the Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2degrees of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account. This announcement and the Offer to Purchase for Cash have not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/ Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer in Belgium except as may otherwise be permitted by law.

France. The Offer is not being made and will not be made, directly or indirectly, to the public in the Republic of France. Only (i) qualified investors investisseurs qualifies and/or (ii) a restricted group of investors on the condition that they will invest for their own account (cercle restreint d'investisseurs) all as defined in accordance with Article L. 411-2 of the French Code Monetaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Additional Listing
02/08/2006

RNS Number:1349H
Invensys PLC
02 August 2006

Invensys plc - Issue of ordinary shares

2 August 2006

Issue of 5 ordinary shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 5 Ordinary shares of 1p each. These shares have been issued to facilitate the proposed share consolidation so that the number of shares in issue is divisible by 10. The shares will trade on the London Stock Exchange and be admitted to the Official List and will rank equally with the existing issued shares of the Company.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company Official responsible for making announcement: Emma Sullivan, Assistant Secretary

invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE

3 August 2006

2006/07 FIRST QUARTER RESULTS
FOR THE THREE MONTHS ENDED 30 JUNE 2006

Highlights

- Orders from continuing operations[1] were £732 million (Q1 2005/06: £625 million), up 15% at constant exchange rates (CER)
- Revenue from continuing operations was £598 million (Q1 2005/06: £560 million), up 4% at CER
- Operating profit[2] from continuing operations was £45 million (Q1 2005/06: £29 million), up 47% at CER
- Operating margin[2] of continuing operations was 7.5% (Q1 2005/06: 5.2%)
- Net loss was £34 million (Q1 2005/06: £26 million), after charging costs of £55 million relating to the 2006 Refinancing[4]
- Free cash inflow before legacy items was £8 million (Q1 2005/06: £22 million outflow)
- Net debt[5] decreased in the quarter by £27 million to £730 million
- 2006 Refinancing and disposal of IBS completed since the quarter end; pro forma net debt at 30 June 2006 reduces from £730 million to £298 million[6]

Ulf Henriksson, Chief Executive Officer of Invensys plc, commented:

"I am pleased to report that Invensys produced a good performance in the first quarter. We increased operating profit from continuing activities from £29 million to £45 million and produced free cash inflow before legacy items of £8 million compared with an outflow of £22 million in the first quarter of last year. Process Systems and Rail Systems both produced strong performances and Controls and APV showed further evidence that their operational performance is stabilising.

"We have now completed the 2006 Refinancing and I would like to thank our shareholders and lending banks for their overwhelming support. We are now working to capture the operational benefits that this refinancing makes possible.

"Based upon the good performance in the first quarter and the actions we are taking within each of our businesses to improve their performance, the Board remains confident that the Group will make further progress in the current financial year."

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Peter Niklewicz	tel: +44 (0) 20 7821 2121
Maitland	Emma Burdett/Michelle Jeffery	tel: +44 (0) 20 7379 5151

Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

Notes

1. Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

2. All references to operating profit (OPBIT) and operating margin in this announcement are before exceptional items.

3. Discontinued operations in 2006/07 comprise Invensys Building Systems operations in the US and Asia Pacific (IBS) and, in addition, ABS EMEA, Lambda and Baker in 2005/06.

4. Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise.

5. Total Group net debt; this includes £5 million of borrowings classified as "held for sale" in the consolidated balance sheet.

6. The calculation of pro forma net debt at 30 June 2006 is shown in note 13 to the financial information.

Conference call

1. Ulf Henriksson, CEO, will be hosting a conference call for analysts and fund managers at 8.00 a.m. this morning:

   UK: +44 (0) 20 7138 0821
   US: +1 718 354 1361
   No passcode is required

2. The conference call will be audio webcast live with slides at the following address:

   http://www.invensys-investor.com/isys/results_presentations/rdc/

   A recording of the conference call will be webcast with audio and slides from 11.00 a.m. today at the same address.

Safe harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

OVERVIEW OF RESULTS

	Orders received £m		Revenue £m		Operating profit/(loss) £m		Operating margin %	
	Q1 2006/07	Q1 2005/06	**Q1 2006/07**	Q1 2005/06	**Q1 2006/07**	Q1 2005/06	**Q1 2006/07**	Q1 2005/06
Controls	**192**	192	**182**	184	**11**	12	**6.0%**	6.5%
Process Systems	**205**	176	**173**	160	**20**	12	**11.6%**	7.5%
Rail Systems	**179**	116	**121**	98	**17**	10	**14.0%**	10.2%
APV	**128**	111	**96**	90	**3**	1	**3.1%**	1.1%
Eurotherm	**28**	30	**26**	28	**3**	3	**11.5%**	10.7%
Corporate	**-**	-	**-**	-	**(9)**	(9)	**-**	-
Continuing operations	**732**	625	**598**	560	**45**	29	**7.5%**	5.2%

Summary of results

During the quarter ended 30 June 2006, orders from continuing operations were up 15% at CER at £732 million (Q1 2005/06: £625 million) and revenue from continuing operations was up 4% at CER at £598 million (Q1 2005/06: £560 million). Operating profit before exceptional items was £45 million (Q1 2005/06: £29 million), up 47% at CER and operating margin was 7.5% (Q1 2005/06: 5.2%).

Operating cash flow for the Group (before legacy items) in the quarter ended 30 June 2006 was an inflow of £36 million (Q1 2005/06: £7 million outflow). Free cash inflow (before legacy items) was £8 million (Q1 2005/06: £22 million outflow). Net debt at 30 June 2006 was £730 million, a reduction during the quarter of £27 million.

Refinancing update

On 25 May 2006, Invensys announced a refinancing (the 2006 Refinancing) which involved raising £341 million (before expenses) by way of a 2 for 5 rights issue at 15p per new share and arranging £700 million of New Senior Credit Facilities comprising a term loan facility of £150 million, a revolving credit facility of £150 million and a bonding facility of £400 million.

The rights issue was approved by shareholders at the Extraordinary General Meeting on 14 June 2006 and, on 10 July 2006, Invensys announced that approximately 94.57% of the rights issue had been taken up by shareholders and that the balance had been successfully placed by the underwriters.

The amounts raised by the rights issue and the New Senior Credit Facilities, together with the proceeds from the sale of IBS, have been used in July and August 2006 to cancel or repay the old Second lien, Term Loan B, revolving credit facility and bonding facility, to redeem 35% of the High Yield Bonds and to acquire by tender approximately 93.88% of the 144A Senior notes due 2010.

The Group's expectations as to the full level of cash costs in relation to the 2006 Refinancing are unchanged from the £65 million announced on 25 May 2006. £13 million of these payments were made in Q1 2006/07.

Of these £65 million total expected cash costs, £29 million was charged to the income statement in Q1 2006/07 in respect of early redemption payments on the facilities cancelled in July. Where the remaining costs relate to the rights issue, they will be written off against the share premium account; where they relate to the New Senior Credit Facilities, they will be capitalised and then amortised over the life of those facilities.

Share consolidation

Subject to shareholder approval at today's Annual General Meeting, the Group's ordinary shares will be consolidated on the basis of 1 new ordinary share of 10p each (the New Shares) for every 10 existing ordinary shares of 1p each. If approved, the record date for the consolidation and the last day of trading prior to consolidation will be Friday 4 August 2006 and dealings in the New Shares will commence on Monday 7 August 2006.

Outlook

Based upon the good performance in the first quarter and the actions we are taking within each of our businesses to improve their performance, the Board remains confident that the Group will make further progress in the current financial year.

REVIEW OF THE BUSINESS

Orders

Orders received in the quarter ended 30 June 2006 for continuing operations were £732 million, an increase of 15% at CER compared to £625 million for the quarter ended 30 June 2005. A summary of orders and movements at CER by business is set out below:

For the quarter ended 30 June	Q1 2005/06 Orders £m	Exchange £m	Q1 2005/06 at CER £m	Change at CER £m	Q1 2006/07 Orders £m	% Change[1]
Controls	192	4	196	(4)	**192**	(1)%
Process Systems	176	5	181	24	**205**	13%
Rail Systems	116	1	117	62	**179**	53%
APV	111	2	113	15	**128**	13%
Eurotherm	30	-	30	(2)	**28**	(8)%
Continuing operations	**625**	**12**	**637**	**95**	**732**	**15%**

[1] % Change is calculated based on underlying amounts in £'000s.

The order book for continuing operations rose from £1,995 million at 31 March 2006 to £2,106 million at 30 June 2006, an increase of 7% at CER. Almost half of this increase was due to Rail Systems where the order book increased by £52 million. Process Systems and APV also reported significant increases of £26 million and £24 million respectively. Order growth exceeds revenue growth in our project businesses (Process Systems, Rail Systems and APV) and this reflects the recent success of these business groups in winning a substantial number of larger, longer term projects.

Revenue

Revenue in the quarter ended 30 June 2006 was £598 million (Q1 2005/06: £560 million), an increase of 4% at CER. The Group has operations around the world and as a result has a significant exposure to movements in foreign exchange rates and in particular to the US dollar and euro. The translation effect of foreign exchange rates during the quarter was an increase in revenue of £13 million or 2%. A summary of revenue and movements at CER by business is set out below:

For the quarter ended 30 June	Q1 2005/06 Revenue £m	Exchange £m	Q1 2005/06 at CER £m	Change at CER £m	Q1 2006/07 Revenue £m	% Change[1]
Controls	184	4	188	(6)	**182**	(3)%
Process Systems	160	5	165	8	**173**	5%
Rail Systems	98	2	100	21	**121**	21%
APV	90	1	91	5	**96**	5%
Eurotherm	28	1	29	(3)	**26**	(10)%
Continuing operations	**560**	**13**	**573**	**25**	**598**	**4%**

[1] % Change is calculated based on underlying amounts in £'000s.

Operating profit and margin

Operating profit before exceptional items was £45 million in the quarter ended 30 June 2006 (Q1 2005/06: £29 million), which represents an increase of 47% at CER. Improved performances were reported by Process Systems, Rail Systems and APV while Controls and Eurotherm reported slight declines as anticipated. A summary of operating profit and movements at CER by business is set out below:

For the quarter ended 30 June	Q1 2005/06 OPBIT £m	Exchange £m	Q1 2005/06 at CER £m	Change at CER £m	Q1 2006/07 OPBIT £m	% Change[1]
Controls	12	1	13	(2)	**11**	(16)%
Process Systems	12	-	12	8	**20**	59%
Rail Systems	10	-	10	7	**17**	69%
APV	1	-	1	2	**3**	290%
Eurotherm	3	-	3	-	**3**	(14)%
Corporate	(9)	-	(9)	-	**(9)**	-
Continuing operations	**29**	**1**	**30**	**15**	**45**	**47%**

1 % Change is calculated based on underlying amounts in £'000s.

Exceptional items

Exceptional items for continuing operations in the quarter ended 30 June 2006 totalled £15 million (Q1 2005/06: £6 million). This included restructuring costs of £2 million (Q1 2005/06: £3 million) and a charge of £15 million (Q1 2005/06: £nil) relating to the augmentation of members' benefits in the Invensys Australian Superannuation Fund, which was a condition to secure a cash repatriation to Invensys of £15 million of the surplus in this fund. These amounts are based on latest Trustee estimates and are subject to finalisation following the results of an actuarial review that is currently underway. These charges were partially offset by a gain on the sale of assets of £2 million (Q1 2005/06: loss of £3 million).

Foreign exchange gains and losses

Foreign exchange gains in the quarter ended 30 June 2006 of £20 million (Q1 2005/06: £16 million loss) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling. Of the exchange gains, £11 million arose on US dollar borrowings and £7 million arose on euro borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring, as far as possible, an economic hedge. This results in an unhedged position under IAS 21.

Net finance costs

Net finance costs increased by £51 million to £83 million (Q1 2005/06: £32 million). The increase in the net charge compared to the prior year is driven by finance costs associated with the 2006 Refinancing; £55 million of such costs have been charged in the quarter. These comprise £29 million of early redemption payments on facilities that have been cancelled in July and also the write-off of £26 million of unamortised facility fees relating to those cancelled facilities.

Taxation

The tax charge for the quarter ended 30 June 2006 was £2 million (Q1 2005/06: £5 million). This comprised £7 million of current tax charges, based on an allocation of the estimated tax charge for the full year, partially offset by a deferred tax credit of £5 million arising from the exceptional charge relating to the Invensys Australian Superannuation Fund.

Profit from discontinued operations

Discontinued operations comprise the IBS business, which made an operating profit of £4 million in the quarter.

Loss for the quarter

The loss for the quarter ended 30 June 2006 was £34 million (Q1 2005/06: £26 million), after charging £55 million relating to the 2006 Refinancing and the £15 million exceptional charge relating to the Invensys Australian Superannuation Fund and after crediting a foreign exchange gain of £20 million.

Free cash flow

Free cash inflow excluding legacy items in Q1 2006/07 was £8 million (Q1 2005/06: £22 million outflow), after payment of £13 million of capitalised debt underwriting fees, part of the costs relating to the 2006 Refinancing.

Net legacy receipts totalled £14 million (Q1 2005/06: £13 million payments), including the receipt of a £15 million refund of surplus from the Invensys Australian Superannuation Fund. Total free cash inflow was £22 million (Q1 2005/06: £35 million outflow), due mainly to the improved operating profit and a £24 million reduction in outflow from working capital.

Controls

For the quarter ended 30 June	Q1 2006/07	Q1 2005/06	% Change at CER	% Total change
Orders (£m)	192	192	(1%)	0%
Revenue (£m)	182	184	(3%)	(1%)
Operating profit (£m)	11	12	(16%)	(8%)
Operating margin (%)	6.0%	6.5%		
Operating cashflow (£m)	(3)	7		(143%)
Employees (numbers)	13,911	14,222		(2%)

Developments

Controls has started to achieve improvements in some key metrics that demonstrate that it is successfully addressing the operational issues that have affected its recent financial performance but there is still some way to go before stabilisation will be complete across all of its manufacturing plants. A significant reduction in the level of restructuring activity in Q1 2006/07 was necessary so that Controls could focus instead on the execution of those projects intended to improve product quality and customer on-time deliveries.

Several new products were delivered in Q1 2006/07 and focus is now shifting from launch to support of quality and delivery improvements.

Controls has completed the strengthening and reorganisation of its management teams by business sectors in its US operations and is now implementing a similar structure in Europe.

Plans for price increases are now being implemented across most segments in order to recoup raw material cost increases that had not previously been passed on due to pricing pressures.

Performance

Overall orders for the quarter were down 1% at CER at £192 million (Q1 2005/06: £192 million) but showed an increase of 7% at CER excluding the effects of the disposal of small contracting businesses in the prior year and the loss of the major EDF contract at IMServ.

Revenue of £182 million (Q1 2005/06: £184 million) was 3% lower at CER, but increased by 5% at CER excluding the effects of the disposals and contract loss. New product introductions were largely on schedule and Controls experienced modest revenue gains in most markets.

Operating profit fell to £11 million (Q1 2005/06: £12 million), a decrease of 16% at CER. Raw material cost increases and the effect of the termination of the EDF contract offset the volume gains. The operating margin fell to 6.0% (Q1 2005/06: 6.5%) predominantly due to planned price increases trailing the raw material cost inflation.

There was an operating cash outflow of £3 million compared to a £7 million inflow in Q1 2005/06, due mainly to a planned increase in inventories to improve customer service levels.

Process Systems

For the quarter ended 30 June	Q1 2006/07	Q1 2005/06	% Change at CER	% Total change
Orders (£m)	205	176	13%	16%
Revenue (£m)	173	160	5%	8%
Operating profit (£m)	20	12	59%	67%
Operating margin (%)	11.6%	7.5%		
Operating cashflow (£m)	2	(8)		125%
Employees (numbers)	6,694	6,612		1%

Developments

Process Systems continues to see steady growth from industry expansion and innovation within its key process industries, particularly oil, gas and power generation.

The successful launch in April of InFusion™, its enterprise control system that enables the integration of all plant floor systems with an enterprise's business information systems, has attracted significant interest from customers. Also, the latest wireless technology is attracting interest as it is beginning to overcome the reluctance of some customers who have previously cited security issues as a major barrier to adoption.

In Asia, especially China and India, Process Systems continues to grow its business. It has been awarded a contract by Reliance for automation and safety systems to be installed into what will be the world's largest refinery in Jamnagar, India. This refinery will also have one of the world's largest Foundation Fieldbus installations. Process Systems has now won both of the world's recent greenfield refinery projects.

Performance

Orders for the quarter rose to £205 million (Q1 2005/06: £176 million), up 13% at CER compared to prior year, with significant increases in the Asia Pacific, South America and EMEA regions offsetting a decline in North America. In particular, strong growth was seen in Q1 in Asia Pacific where orders grew by 54% at CER compared to last year driven primarily by the Reliance refinery expansion project in Jamnagar, India. The strong growth in South America (up 43% at CER) and EMEA (up 15% at CER) was driven by large bookings with Petróleos de Venezuela SA and Saudi Aramco respectively. The decline in North America was attributable to a number of significant orders in the prior period. Orders from the seven global key accounts were up 19% versus the prior year period.

Revenue of £173 million (Q1 2005/06: £160 million) increased by 5% at CER over the prior year. The revenue growth was driven by Asia Pacific, up 30% at CER. This significant improvement was attributable to continued growth in China and the execution of several major projects booked last year including the RasGas Train 6 project. Revenue in North America was up 1% at CER but in EMEA it was slightly down versus prior year as underlying growth was offset by the impact of the disposal of a small European contracting business in April 2006; however, the region is starting to see stronger conversion from several large project orders booked last year.

Operating profit rose to £20 million (Q1 2005/06: £12 million), an increase of 59% at CER. The operating margin improved significantly to 11.6% (Q1 2005/06: 7.5%). The increase was driven by the higher volumes, the benefit of European restructuring and tight control of overheads.

An operating cash inflow of £2 million was generated, compared to an outflow of £8 million in Q1 2005/06. The improvement was primarily attributable to the higher operating profit.

Rail Systems

For the quarter ended 30 June	Q1 2006/07	Q1 2005/06	% Change at CER	% Total change
Orders (£m)	179	116	53%	54%
Revenue (£m)	121	98	21%	23%
Operating profit (£m)	17	10	69%	70%
Operating margin (%)	14.0%	10.2%		
Operating cashflow (£m)	40	7		471%
Employees (numbers)	2,941	2,877		2%

Developments

Rail Systems had an excellent performance in the quarter with strong improvements in order intake, revenue, operating profit and cash flow. In particular, it is experiencing good growth in its major markets in the UK, Iberia and the USA, together with further success in its export markets.

In the UK, the mainline market offers a number of opportunities for substantial new contracts later in the year. In the USA, additional spending on federally funded rail crossings has been complemented with spending by railroad companies on capacity enhancements. In export markets, Rail Systems is continuing with work to capture the anticipated increase in spending on rail infrastructure in Eastern Europe, Latin America and Asia.

Performance

Orders for the quarter rose to £179 million (Q1 2005/06: £116 million), up 53% at CER, including contract wins on Spanish high speed lines and the £41 million mass transit project in Taiwan.

Revenue of £121 million (Q1 2005/06: £98 million) was 21% higher at CER, with increased activity in all businesses reflecting the improvement in order book.

Operating profit rose to £17 million (Q1 2005/06: £10 million), an increase of 69% at CER reflecting good drop-through from the increased revenue, and the operating margin increased to 14.0% (Q1 2005/06: 10.2%).

An operating cash inflow of £40 million was generated, compared to a £7 million inflow in Q1 2005/06. This improved cashflow was driven by advances on long term contracts as well as the underlying increase in operating profit.

APV

For the quarter ended 30 June	Q1 2006/07	Q1 2005/06	% Change at CER	% Total change
Orders (£m)	128	111	13%	15%
Revenue (£m)	96	90	5%	7%
Operating profit (£m)	3	1	290%	200%
Operating margin (%)	3.1%	1.1%		
Operating cashflow (£m)	1	(4)		125%
Employees (numbers)	2,846	2,639		8%

Developments

The benefits of the restructuring programme undertaken by APV are starting to be realised with good order inflow and a more stable operating performance. The quality of the project order book continues to improve and the revenue from product, spares and services (PSS) has increased further as a proportion of its total revenue.

The conversion of orders to revenue is somewhat slower than expected due mainly to the current scarcity of titanium supply which has slowed the strong growth in revenue from industrial plate heat exchangers. Investment has been made in a new plate that will open up a new sector of the industrial market for APV as well as providing more efficient usage of titanium.

Performance

Orders for the quarter rose to £128 million (Q1 2005/06: £111 million), up 13% at CER, driven by a large project win in Poland of £12 million, strong PSS activity in North America and a large service contract in New Zealand of £13 million. Project orders were up 26% and PSS orders were up 4%, both at CER.

Revenue of £96 million (Q1 2005/06: £90 million) was 5% higher at CER, primarily due to good growth in PSS, up 15% at CER, offset by lower project revenue, down 8% affected by a lower opening order book in Brazil, Denmark and Australia.

Operating profit rose to £3 million (Q1 2005/06: £1 million). This is driven by the growth in PSS revenue, improved project margins and stronger factory volumes. The operating margin improved to 3.1% (Q1 2005/06: 1.1%).

An operating cash inflow of £1 million was generated, compared to a £4 million outflow in Q1 2005/06. Overall working capital was in line with the prior year with inventory increases offset by improved customer cash collection.

Eurotherm

For the quarter ended 30 June	Q1 2006/07	Q1 2005/06	% Change at CER	% Total change
Orders (£m)	28	30	(8%)	(7%)
Revenue (£m)	26	28	(10%)	(7%)
Operating profit (£m)	3	3	(14%)	0%
Operating margin (%)	11.5%	10.7%		
Operating cashflow (£m)	4	1		300%
Employees (numbers)	1,115	1,188		(6%)

Developments

Eurotherm is continuing to implement a major restructuring to capture the expected growth in certain market and geographic sectors and to address issues within its manufacturing cost base.

In Eurotherm's traditional markets in North America and Europe, the construction of new manufacturing plants by customers is expected to show little if any growth due to the transfer of production to low cost countries, especially China. The new Eurotherm facility in Shanghai is due to commence production later in the year. The European manufacturing restructuring programme is progressing with key individuals recruited and some initial support infrastructure being developed for the new location in Poland.

Eurotherm has now set in place dedicated vertical sales and marketing teams to increase focus on its key growth markets, notably heat treatment and life sciences.

Performance

Orders for the quarter fell to £28 million (Q1 2005/06: £30 million), down 8% at CER, due to the ending of the former Drives distribution agreement in November 2005 which has resulted in a fall in orders of £3 million in the period compared to Q1 2005/06.

Revenue of £26 million (Q1 2005/06: £28 million) was 10% lower at CER, again mainly due to the £3 million fall in the volume of Drives revenue.

Operating profit was £3 million (Q1 2005/06: £3 million), a decrease of 14% at CER. This fall reflects the effect of the loss of contribution from the Drives products. However, operating margin percentage improved to 11.5% (Q1 2005/06: 10.7%) reflecting a change in product mix.

An operating cash inflow of £4 million was generated, compared to £1 million in Q1 2005/06. £2 million relates to the release of working capital due to lower shipment levels and the collection of year end trade receivables, which had been particularly high given the strong March 2006 shipments.

Invensys plc
Consolidated income statement (unaudited)
For the quarter ended 30 June 2006

	Notes	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Continuing operations			
Revenue	1	598	560
Operating expenses before exceptional items		(553)	(531)
Operating profit before exceptional items	1	45	29
Exceptional items	3	(15)	(6)
Operating profit	2	30	23
Foreign exchange gains/(losses)	4	20	(16)
Exceptional finance costs - 2006 Refinancing	5	(55)	-
Finance costs		(35)	(38)
Finance income		7	6
Other finance charges - IAS 19		(3)	(2)
Loss before taxation		(36)	(27)
Taxation - overseas		(2)	(5)
Loss from continuing operations		(38)	(32)
Profit from discontinued operations	6	4	6
Loss for the period		(34)	(26)
Attributable to:			
Equity holders of the parent		(35)	(28)
Minority interests		1	2
		(34)	(26)
(Loss)/earnings per share			
Continuing operations			
Loss per share (basic and diluted)	8	(0.7) p	(0.6) p
Discontinued operations			
Earnings per share (basic and diluted)	8	0.1 p	0.1 p
Total Group			
Loss per share (basic and diluted)	8	(0.6) p	(0.5) p

Invensys plc
Consolidated balance sheet (unaudited)
As at 30 June 2006

	Notes	30 June 2006 £m	30 June 2005 £m	31 March 2006 £m
ASSETS				
Non-current assets				
Property, plant and equipment		329	381	348
Intangible assets - goodwill		216	226	222
Intangible assets - other		81	78	81
Deferred income tax assets		8	10	8
Amounts due from contract customers		7	7	7
Other receivables		39	30	34
Other financial assets		17	12	18
Pension asset		11	40	42
		708	784	760
Current assets				
Inventories		226	232	212
Amounts due from contract customers		169	163	161
Trade and other receivables		564	623	583
Cash and cash equivalents		441	574	450
Current tax receivable		4	–	4
Derivative financial instruments		5	8	4
		1,409	1,600	1,414
Assets held for sale	9	49	364	54
TOTAL ASSETS		2,166	2,748	2,228
LIABILITIES				
Non-current liabilities				
Borrowings		(432)	(1,455)	(1,191)
Provisions		(89)	(79)	(98)
Deferred income tax liabilities		(12)	(20)	(17)
Amounts due to contract customers		(30)	(21)	(26)
Other payables		(14)	(15)	(13)
Pension liability		(523)	(610)	(531)
		(1,100)	(2,200)	(1,876)
Current liabilities				
Trade and other payables		(631)	(590)	(600)
Amounts due to contract customers		(166)	(121)	(148)
Borrowings		(734)	(4)	(11)
Derivative financial instruments		(2)	(4)	(2)
Current tax payable		(63)	(70)	(62)
Provisions		(91)	(113)	(97)
		(1,687)	(902)	(920)
Liabilities held for sale	9	(19)	(137)	(25)
TOTAL LIABILITIES		(2,806)	(3,239)	(2,821)
NET LIABILITIES		(640)	(491)	(593)
EQUITY				
Equity attributable to equity holders of the parent				
Equity share capital		57	57	57
Other reserves		3,870	3,872	3,881
Retained earnings		(4,631)	(4,559)	(4,597)
Equity holders of parent		(704)	(630)	(659)
Minority interests		64	139	66
TOTAL EQUITY	10	(640)	(491)	(593)

Invensys plc
Consolidated cash flow statement (unaudited)
For the quarter ended 30 June 2006

	Notes	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Operating activities			
Operating profit:			
Continuing operations	2	30	23
Discontinued operations	6	4	7
Depreciation of property, plant and equipment		13	13
Amortisation of intangible assets - other		3	4
(Gain)/loss on sale of assets and operations	3	(2)	3
Sale of property, plant and equipment		3	1
Non-cash charge for share-based payment		1	1
Increase in inventories		(22)	(15)
Increase in receivables		(4)	(17)
Increase in net amounts due to contract customers		17	20
Decrease in payables and provisions		(9)	(44)
Difference between pension contributions paid and amounts recognised in operating profit		32	(1)
Cash generated from operations		66	(5)
Income taxes paid		(5)	(3)
Interest paid		(30)	(18)
Cash flows from operating activities		31	(26)
Investing activities			
Interest received		7	6
Purchase of property, plant and equipment		(11)	(8)
Expenditure on intangible assets - other		(5)	(7)
Sale of subsidiaries		(6)	(8)
Cash disposed of on sale of subsidiaries		(2)	-
Dividends paid to minority interests		-	(3)
Cash flows from investing activities		(17)	(20)
Financing activities			
Issue of ordinary share capital		3	-
Share issue expenses		(1)	-
Repayment of short-term borrowings		(4)	(24)
New long-term borrowings		-	22
Repayment of long-term borrowings		(2)	-
Capital element of finance lease repayments		(1)	(1)
Cash flows from financing activities		(5)	(3)
Net increase/(decrease) in cash and cash equivalents		9	(49)
Cash and cash equivalents at beginning of period		450	638
Net foreign exchange difference		(18)	12
Cash and cash equivalents at end of period		441	601

Reconciliation of cash and cash equivalents to balance sheet presentation:

Cash and cash equivalents - Continuing operations	441	574
Classified within assets held for sale	-	27
Total Group	441	601

Invensys plc
Consolidated statement of recognised income and expense (unaudited)
For the quarter ended 30 June 2006

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Gains on revaluation of available-for-sale investments	-	1
Cash flow hedges:		
Gains taken to equity	-	1
Gains transferred to income statement for the period	-	(1)
Exchange differences on translation of foreign operations	(13)	-
Net (expense)/income recognised directly in equity	(13)	1
Loss for the period	(34)	(26)
Total recognised expense for the period	(47)	(25)
Attributable to:		
Equity holders of the parent	(46)	(30)
Minority interests	(1)	5
	(47)	(25)
Effect of changes in accounting policy:		
Net gain on cash flow hedges on first-time adoption of IAS 39		4
Net gain on available-for-sale investments on first-time adoption of IAS 39		6
Increase in total equity		10
Attributable to:		
Equity holders of the parent		7
Minority interests		3
		10

1 Segmental analysis

	Quarter ended 30 June 2006 Revenue £m	Quarter ended 30 June 2005 Revenue £m	Quarter ended 30 June 2006 Operating profit/(loss) * £m	Quarter ended 30 June 2005 Operating profit/(loss) * £m
Business				
Controls	182	184	11	12
Process Systems	173	160	20	12
Rail Systems	121	98	17	10
APV	96	90	3	1
Eurotherm	26	28	3	3
Corporate	–	–	(9)	(9)
Continuing operations	598	560	45	29
Geographical analysis by origin				
United Kingdom	78	71	9	4
Rest of Europe	168	161	11	10
North America	231	219	24	17
South America	24	22	2	3
Asia Pacific	79	72	7	3
Africa and Middle East	18	15	1	1
Corporate	–	–	(9)	(9)
Continuing operations	598	560	45	29
Geographical analysis of revenue by destination				
United Kingdom	72	65		
Rest of Europe	167	159		
North America	216	205		
South America	26	24		
Asia Pacific	87	80		
Africa and Middle East	30	27		
Continuing operations	598	560		
Geographical analysis of discontinued operations by origin				
United Kingdom	–	22	–	–
Rest of Europe	–	17	–	1
North America	17	25	4	3
South America	–	–	–	–
Asia Pacific	1	34	–	3
Africa and Middle East	–	3	–	–
Discontinued operations	18	101	4	7

* Before exceptional items.

2 Operating profit

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Revenue	598	560
Cost of sales	(439)	(415)
Gross profit	159	145
Distribution costs	(3)	(4)
Administrative costs before exceptional items	(111)	(112)
Operating profit before exceptional items	45	29
Exceptional items *(note 3)*	(15)	(6)
Operating profit	30	23

Segmental analysis of operating profit:

Business		
Controls	11	12
Process Systems	19	7
Rail Systems	17	10
APV	4	–
Eurotherm	3	3
Corporate	(24)	(9)
Operating profit	30	23

3 Exceptional items

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Restructuring costs	(2)	(3)
Other exceptional items*	(15)	–
Gain/(loss) on sale of assets and operations	2	(3)
Exceptional items	(15)	(6)

Restructuring costs by business:

Process Systems	(1)	(2)
APV	(1)	(1)
	(2)	(3)

*Other exceptional items of £15 million (Q1 2005/06: £nil) relate to the augmentation of members' benefits in the Invensys Australian Supernannuation Fund. The amount is wholly attributable to Corporate.

4 Foreign exchange gains/(losses)

Foreign exchange gains in the quarter of £20 million (Q1 2005/06: loss of £16 million) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange gains, £11 million of these exchange differences arose on dollar borrowings and £7 million arose on euro borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring as far as possible an economic hedge. This results in an unhedged position under IAS 21.

5 Exceptional finance costs - 2006 Refinancing

£55 million of exceptional finance costs have been charged to the income statement associated with the 2006 Refinancing. This comprises £29 million of early redemption payments on facilities that have been cancelled in July and also the write-off of £26 million of unamortised facility fees relating to those cancelled facilities.

6 Profit from discontinued operations

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Profit from discontinued operations comprises the following:		
Revenue	18	101
Operating expenses before exceptional items	(14)	(94)
Operating profit before exceptional items	4	7
Exceptional items	–	–
Operating profit	4	7
Taxation	–	(1)
Profit from discontinued operations	4	6

7 Reconciliation of cash flows from operating activities to free cash flow excluding legacy items

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Cash flows from operating activites	31	(26)
Capital expenditure included within investing activities	(16)	(15)
Interest received	7	6
Free cash flow including legacy items	22	(35)
Add back net legacy (receipts)/payments	(14)	13
Free cash flow excluding legacy items	8	(22)

The directors consider that the best measure of the Group's cash performance is free cash flow excluding legacy items as calculated above.

Legacy items relate to payments and receipts in respect of legacy liabilities. These liabilities are specific liabilities that were classified as such at the time of the Group's refinancing in 2004. These legacy liabilities comprise pension funding obligations, environmental matters arising prior to March 2004, tax due from or in respect of years ending prior to March 2004, litigation and other settlements of actions or potential action, each arising prior to March 2004 and transition costs in connection with the reshaping of the Group in early 2003.

8 (Loss)/earnings per share

	Quarter ended 30 June 2006	Quarter ended 30 June 2005
(Loss)/earnings per share (pence)		
Continuing operations		
Basic and diluted	(0.7)p	(0.6)p
Before exceptional items, exceptional finance costs and foreign exchange gains and losses	0.1 p	(0.2)p
Discontinued operations		
Basic and diluted	0.1 p	0.1 p
Total Group		
Basic and diluted	(0.6)p	(0.5)p
Average number of shares (million)		
Basic	5,687	5,687
Effect of dilution – share options	72	–
Diluted	5,759	5,687
(Loss)/earnings (£m)		
Continuing operations		
Basic	(39)	(33)
Before exceptional items, exceptional finance costs and foreign exchange gains and losses		
Operating profit before exceptional items	45	29
Finance costs	(35)	(38)
Finance income	7	6
Other finance charges - IAS 19	(3)	(2)
Operating profit less net finance costs	14	(5)
Taxation on operating profit less net finance costs	(7)	(5)
Minority interests	(1)	(1)
	6	(11)
Discontinued operations		
Basic	4	5
Total Group		
Basic	(35)	(28)

The basic (loss)/earnings per share for the quarter has been calculated using 5,687 million shares (Q1 2005/06: 5,687 million), being the weighted average number of shares in issue during the quarter and the (loss)/profit after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share is also calculated by reference to earnings before exceptional items, exceptional finance costs and foreign exchange gains and losses with an underlying tax charge of £7 million for continuing operations (Q1 2005/06: £5 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with IAS 33, Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

The (loss)/earnings per share calculations above exclude the impact of the rights issue that took place in July 2006.

9 Assets and liabilities held for sale

Assets and liabilities held for sale as at 30 June 2006 consist of the Group's surplus freehold property portfolio and the assets and liabilities of IBS. Assets and liabilities held for sale as at 30 June 2005 consist of the Group's surplus freehold property and the assets and liabilities of ABS EMEA, Lambda and Baker. Assets and liabilities held for sale as at 31 March 2006 consist of the Group's freehold property portfolio, the assets and liabilities of a small business within Process Systems, and the assets and liabilities of IBS.

10 Reconciliation of movements in equity

	Quarter ended 30 June 2006 £m	Quarter ended 30 June 2005 £m
Opening equity	(593)	(476)
Adoption of IAS 39	-	10
As restated after adoption of IAS 39	(593)	(466)
Total recognised expense for the period	(47)	(25)
Share-based payment	1	-
Dividends paid to minority interests	(1)	-
At end of period	(640)	(491)
Attributable to:		
Equity holders of the parent	(704)	(630)
Minority interests	64	139
	(640)	(491)

11 Basis of preparation

This quarterly report has been prepared on the same basis of accounting as for the year ended 31 March 2006. It includes comparative information for the balance sheet as at 31 March 2006 that is derived from the statutory accounts for that period.

12 Financial information

This quarterly report was approved by a duly appointed and authorised committee of the Board of directors on 2 August 2006. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985. The financial information for the quarter ended 30 June 2006 is unaudited. The financial information for the balance sheet as at 31 March 2006 has been extracted from statutory accounts on which an unqualified audit report has been issued.

The statutory accounts of Invensys plc for the year ended 31 March 2006 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

13 Events after the balance sheet date

Disposal of IBS

On 28 July 2006, Invensys announced the completion of the sale of its IBS business for a gross consideration of £159 million (USD$296 million).

2006 Refinancing

On 25 May 2006, Invensys announced a refinancing (the 2006 Refinancing) which involved raising £341 million (before expenses) by way of a 2 for 5 rights issue at 15p per new share and arranging £700 million of New Senior Credit Facilities comprising a term loan facility of £150 million, a revolving credit facility of £150 million and a bonding facility of £400 million.

The rights issue was approved by shareholders at the Extraordinary General Meeting on 14 June 2006 and, on 10 July 2006, Invensys announced that approximately 94.57% of the rights issue had been taken up by shareholders and that the balance had been successfully placed by the underwriters.

The amounts raised by the rights issue and the New Senior Credit Facilities, together with the proceeds from the sale of IBS, have been used in July and August 2006 to cancel or repay the old Second lien, Term Loan B, revolving credit facility and bonding facility, to redeem 35% of the High Yield Bonds and to acquire by tender approximately 93.88% of the 144A Senior notes due 2010.

The Group's expectations as to the full level of cash costs in relation to the 2006 Refinancing are unchanged from the £65 million announced on 25 May 2006. £13 million of these payments were made in Q1 2006/07.

Of these £65 million total expected cash costs, £29 million was charged to the income statement in Q1 2006/07 in respect of early redemption payments on the facilities cancelled in July. Where the remaining costs relate to the rights issue, they will be written off against the share premium account; where they relate to the New Senior Credit Facilities, they will be capitalised and then amortised over the life of those facilities.

Pro forma net debt as at 30 June 2006

The pro forma net debt position as at 30 June 2006 after adjusting for the rights issue, the 2006 Refinancing and the proceeds from the sale of IBS is £298 million as follows:

	As at 30 June 2006 £m
Total Group net debt at 30 June 2006	730
Rights issue proceeds (gross)	(341)
Refinancing costs - cash	65
Net movement in amounts capitalised	(4)
Fees paid net of cash received before 30 June 2006	(11)
Pro forma after 2006 Refinancing	439
Net proceeds from the sale of IBS	(154)
IBS debt disposed	(5)
Pension contributions related to disposal of IBS	18
Pro forma net debt at 30 June 2006	298

14 Exchange rates

	Quarter ended 30 June 2006 Average	Quarter ended 30 June 2005 Average	Year ended 31 March 2006 Average
US$ to £1	1.82	1.85	1.79
Euro to £1	1.45	1.47	1.46

	30 June 2006 Closing	30 June 2005 Closing	31 March 2006 Closing
US$ to £1	1.85	1.79	1.74
Euro to £1	1.45	1.48	1.43

REG-Invensys PLC Result of AGM
03/08/2006

RNS Number:2285H
Invensys PLC
03 August 2006

INVENSYS PLC

("the Company")

RESULTS OF 2006 ANNUAL GENERAL MEETING ("AGM")

Invensys plc confirms that all resolutions proposed at the AGM of the Company held on 3 August 2006 were passed and the results of the poll are as detailed below:

	FOR		AGAINST		TOTAL
Resolutions	No. of Votes	%	No. of Votes	%	No. of Votes
1. To receive report and accounts for the year ended 31 March 2006	5,580,735,569	99.90%	5,324,775	0.10%	5,586,060,344
2. To approve the Remuneration report	5,453,459,977	97.12%	161,475,554	2.88%	5,614,935,531
3a. To re-elect Mr M Jay	5,642,284,924	99.45%	31,007,755	0.55%	5,673,292,679
3b. To re-elect Mr J-C Guez	5,643,519,398	99.48%	29,726,694	0.52%	5,673,246,092
3c. To elect Mr S Hare	5,656,907,048	99.75%	14,197,023	0.25%	5,671,104,071
3d. To elect Mr M Parker	5,643,772,805	99.52%	27,363,731	0.48%	5,671,136,536
4. To re-appoint Ernst & Young LLP as auditors	5,667,658,103	99.90%	5,794,359	0.10%	5,673,452,462
5. To authorise directors to determine auditors remuneration	5,663,505,165	99.82%	9,968,895	0.18%	5,673,474,060

6. To authorise allotment of 5,673,138,133 relevant securities	5,605,834,504	98.81%	67,303,629	1.19%
7. To authorise disapplication 5,672,824,099 of pre-emption provisions (special resolution)	5,671,218,434	99.97%	1,605,665	0.03%
8. To authorise renewal of 5,673,028,672 Savings Related Share Option Scheme	5,614,558,467	98.97%	58,470,205	1.03%
9. To authorise renewal of 5,672,963,867 Overseas Savings Related Share Option Scheme	5,614,266,124	98.97%	58,697,743	1.03%
10. To authorise the share 5,673,088,532 consolidation	5,671,505,933	99.97%	1,582,599	0.03%

Invensys plc further confirms that two copies of the resolutions passed as special business at the AGM have been submitted to the UK Listing Authority, in accordance with Listing Rule 9.6.2 of the UK Listing Rules.

These resolutions will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 7676 1000

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 3 August 2006

REG-Invensys PLC Blocklisting Interim Review 04/08/2006

RNS Number:2922H
Invensys PLC
04 August 2006

BLOCKLISTING RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 4 August 2006

1. Name of applicant

Invensys plc

2. Name of scheme

Invensys Savings Related Share Option Scheme

3. Period of return

From 21 March 2006 To 4 August 2006

4. Balance under scheme from previous return

9,891,094

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of securities issued/allotted under scheme during period

55,920

7. Balance under scheme not yet issued/allotted at end of period

9,835,174

8. Number and class of securities originally listed and the date of admission

10,000,000 ordinary shares of 1p each, admitted on 21 March 2005

9. Total number of securities in issue at the end of the period

7,962,222,990

Name of contact Jaime Tham, Assistant Secretary

Address of contact Invensys plc, Portland House, Bressenden Place, London SW1E 5BF

Telephone number of contact 020 7821 3848

Signed by ....

suitably experienced employee for and on behalf of

Name of applicant: Invensys plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

REG-Invensys PLC Additional Listing
04/08/2006

RNS Number:2933H
Invensys PLC
04 August 2006

Invensys plc
("the Company")

4 August 2006

Application for listing of Ordinary shares of 10p each

Application has been made for 796,222,299 ordinary shares of 10p to be admitted to the Official List of The UK Listing Authority and to be admitted to trading on the London Stock Exchange. Application has also been made for a further 983,517 ordinary shares of 10p to be block listed under the Invensys Savings Related Share Option Scheme.

This application has been made in connection with the Company's share consolidation, on the basis of 1 new ordinary share of 10p each for every 10 existing ordinary shares of 1p each held, as approved at the Company's Annual General Meeting on 3 August 2006. It is expected that dealings in the new shares will commence on 7 August 2006.

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company Official responsible for making announcement: Emma Sullivan, Assistant Secretary